Exhibit 4.20

Master Services Agreement

Commencement Date	1 September, 2015

Parties	IDT Australia Limited ACN 066 522 970 of 45 Wadhurst Drive, Boronia Victoria 3155 (IDT)

Prana Biotechnology Ltd ACN 080 699 065 of Level 2, 369 Royal Parade, Parkville Victoria Australia 3052 (Prana) (each a party and collectively, the parties)

Introduction

A	Prana is in the business of developing drug candidates for the treatment of neurodegenerative diseases.

B	IDT is in the business of formulating, developing and manufacturing API and finished dosage forms, analytical testing (including stability and microbiological testing), clinical packaging and distribution of pharmaceutical products from its facilities in Boronia, Victoria.

C	Prana has sought the assistance of IDT to formulate, develop and manufacture API and finished dosage forms, analytical testing (including stability and microbiological testing), clinical packaging and distribution of clinical trial materials for Prana’s proprietary product/s such as PBT434 and PBT2 and matching placebo for clinical trials. There may also be occasions in future where Prana may call on IDT to provide other pharmaceutical manufacturing and related services.

D	This Agreement contains the terms and conditions upon which IDT will provide services to Prana.

Agreement

1	Definitions and Interpretation

Definitions

1.1	In this Agreement:

Agreement means this agreement including any schedule or annexure to it.

Agreement IP means the following:

(a)	the Deliverables; and

(b)	the Results,

and all Intellectual Property Rights throughout the world subsisting in them.

API means an active pharmaceutical ingredient.

Approved Purposes means:

(a)           the performance of the Services and production of the Deliverables by IDT;

(b)	Prana’s input in pursuance of this Agreement to facilitate the performance of the Services by IDT; and

(c)	the use of the Agreement IP by Prana for its business purposes.

Business Day means a day other than Saturday, Sunday or a public holiday or bank holiday in the place where an act is to be performed or a payment is to be made.

Cause Event means:

(a)           a material breach by IDT of its obligations under this Agreement or the Quality Agreement;

(b)	receipt by IDT of an FDA Form 483 of the type specified in clause 4.3(b)(iii) or Warning Letter or other like document from the TGA or any other regulatory authority;

(c)	any audit, inspection or product, documentation or information request by the FDA, TGA or other regulatory authority which is specific to Prana’s Products.

cGMP or GMP means current Good Manufacturing Practices applicable to the Products, as established and interpreted by the relevant Governmental Agencies from time to time.

Change Order means a change in respect of the work to be performed by IDT under a given Work Order.

Commencement Date means the date of this Agreement first written above.

Compounds means Prana’s proprietary compounds, including the compounds known as PBT2 and PBT 434 and any APIs of them.

Confidential Information means IDT Confidential Information or Prana Confidential Information as the context allows.

Corporations Law means the Corporations Act 2001 (Cth).

Deliverables means data, results, information, advice, reports, analyses, documents, materials, APIs, compounds, Investigational Medicinal Product, formulations, procedures, techniques, batch records and Product specifications, test methods and specifications and other items or things prepared, obtained, generated or derived by IDT as part of the Services, and to be delivered to Prana, all in accordance with the requirements specified in the relevant Work Order and this Agreement.

EMA means the European Medicines Agency, and any successor agency having substantially the same functions.

Existing IP of a party means the Technology owned, developed or obtained by or on behalf of that party:

(a)	prior to the Commencement Date; or

(b)	independent of this Agreement and without the use of the other party’s Confidential Information,

and includes all Intellectual Property Rights throughout the world subsisting in such Technology.

FDA means the United States Food and Drug Administration, and any successor agency having substantially the same functions.

Force Majeure means an act of God, strike, lock-out or other labour dispute, war declared or undeclared, blockade, riot, insurrection, lightning, fire, earthquake, storm, flood, explosion, restraint of government or government agency, prohibition or any other cause whether or not of the kind listed above which is beyond the control of the party affected.

Governmental Agency means any court, administrative agency or commission or other governmental agency, body or instrumentality, domestic or foreign, and includes, without limitation, the FDA, EMA and TGA.

GST means goods and services tax under the GST Law.

GST Law has the same meaning as in A New Tax System (Goods and Services Tax) Act 1999 (Cth).

IDT Confidential Information means:

(a)	Proposals; and

(b)	all:

(i)	Existing IP of IDT;

(ii)	information concerning IDT’s affairs, assets or property or any business, property or transaction in which it may be or may have been concerned or interested;

(iii)	information which, by its nature or by the circumstances of its disclosure, is or could reasonably be expected to be regarded as confidential to IDT,

which is or has been disclosed by IDT to Prana (whether orally, electronically or in writing) or is otherwise obtained by Prana but does not include Public Information.

Initial Project means the cGMP manufacture of PBT434 capsules and matching placebo capsules for a Phase 1 clinical trial to be conducted in one or more of Australia, Europe and the USA.

Insolvency Event means the happening of any of the following:

(a)	an application is made to a court for an order that a party be wound-up or that a provisional liquidator be appointed (unless the application is withdrawn, struck out or dismissed within 45 days of it being made);

(b)	a liquidator is appointed in respect of a party;

(c)	a resolution is passed or a decision taken to appoint an administrator, receiver or receiver and manager in respect of a party or there is a Controller (as defined in the Corporations Law) appointed in relation to a party or in respect of any of its assets;

(d)	except to reconstruct or amalgamate while solvent on terms approved by the other party, a party enters into, or resolves to enter into, an arrangement or composition with, or assignment for the benefit of, all or any of its creditors, or it, or anyone on its behalf, proposes a reorganisation, moratorium, deed of company arrangement or other administration involving any of them or the winding up or dissolution of the party;

(e)	a party is, states that it is or is presumed under any applicable law to be, insolvent; and

(f)	anything having a substantially similar effect to any of the events specified above happens under the law of any jurisdiction.

Intellectual Property Rights means all intellectual and industrial property rights throughout the world (whether registered or unregistered) including rights and interests (including applications for and any right to apply for registrations of such rights) in respect of or in connection with designs, discoveries, inventions (including patents), copyright (including future copyright and rights in the nature of or analogous to copyright), trade marks, database rights, confidential information, know how and trade secrets.

Investigational Medicinal Product or IMP means active and/or placebo capsule, produced, packaged and labelled in accordance with a Work Order.

Laws means the common law and any statute, regulation, order, rule, subordinate legislation, code of practice or other document enforceable under any statute, regulation, order, rule or subordinate legislation.

Material Form in relation to information, includes any form (whether visible or not) of storage from which the information can be reproduced, and any form in which the information is embodied or encoded and in relation to Prana’s Compounds means whatever form they are present in the possession of IDT or their Representatives.

Prana Confidential Information means:

(a)	the Compounds;

(b)	RFPs;

(c)	Agreement IP; and

(d)	all:

(i)	Existing IP of Prana, including all data, results, information, analyses, papers, materials, records, notes, documents and reports concerning:

(A)	the Compounds;

(B)	the synthesis or commercial manufacture of the Compounds;

(C)	research, tests, trials and studies planned or conducted in relation to the Compounds;

(ii)	information concerning Prana’s affairs, assets or property or any business, property or transaction in which it may be or may have been concerned or interested;

(iii)	information which, by its nature or by the circumstances of its disclosure, is or could reasonably be expected to be regarded as confidential to Prana,

which is or has been disclosed by Prana to IDT (whether orally, electronically or in writing) or is otherwise obtained by IDT but does not include Public Information

Premises means IDT’s facilities in Boronia, Victoria or such other facilities agreed by Prana in writing.

Products means IMPs (for PBT434), Compounds and such other products to be manufactured by IDT pursuant to this Agreement.

Projects means:

(a)           the Initial Project; and

(b)	any subsequent project for the delivery of agreed Services by IDT to Prana under this Agreement.

Proposal means a proposal for the provision of Services submitted to Prana by IDT.

Public Information means:

(a)	information which, at the time of disclosure, was published, known publicly or otherwise in the public domain;

(b)	information which, after disclosure, is published, becomes known publicly, or otherwise becomes part of the public domain through no fault of the receiving party;

(c)	information which, prior to the time of disclosure, is known to the receiving party as evidenced by its written records or other tangible evidence;

(d)	information which is made available to the receiving party in good faith by a third party who is under no obligation of confidence to the disclosing party;

(e)	information which the receiving party is required to disclose by law, provided the receiving party has given the disclosing party prompt prior notice and assistance in any reasonable effort to obtain confidential treatment with respect to such disclosure; or

(f)	information which is independently developed by or for the receiving party without use of, reliance upon, or with reference to the disclosing party’s Confidential Information.

Quality Agreement means the quality agreement to be entered by the parties pursuant to clause 5.7.

Representative in relation to a party means a director, officer, employee or contractor (approved by Prana under clause 15.4 in the case of an IDT contractor) of that party.

Results means:

(a)	all results, data, information, processes, procedures, methodologies, techniques, concepts, ideas, compounds, formulations, materials, reports, analyses, documents, items or things; and

(b)	all discoveries, inventions, developments, modifications, innovations, enhancements or improvements,

that are made, generated, brought into existence, conceived, discovered, invented, developed, created,  derived, modified, improved, enhanced, adapted or reduced to practice by either party or their Representatives (whether alone or jointly with the other party) under or in connection with or as a consequence of a Project.

RFP means a request submitted by Prana to IDT for a proposal for the provision of Services under this Agreement.

Services means for a given Project, the services to be provided by IDT under this Agreement, as agreed and specified in a Work Order for the Project.

Specification means a specification agreed by the parties in writing for a Deliverable which may be either:

(a)	recorded in or annexed to a Work Order or incorporated therein by reference; or

(b)	prepared and agreed by the parties during the course of a Project.

Sub-Project in relation to a Project, means a sub-project or discrete piece of work (if any) described in the corresponding Work Order for performance by IDT, subject in each case to IDT receiving prior written approval from Prana and the parties agreeing in writing on the Specification/s for the Deliverable/s for the sub-project or discrete piece of work.

Technology means:

(a)	proprietary compounds, samples, prototypes, formulations, ideas, knowledge, concepts, methods, techniques, processes, procedures, trade secrets, technology, discoveries, inventions, know-how, data, technical and scientific information, research and development results, development plans, test results, procedures for experiments and tests and manufacturing scale-ups, methods or schemes for synthesising chemicals and compounds, isolation and purification methods, hardware and software;

(b)	patents, patentable inventions, designs, trade marks, works of copyright and rights in confidential information;

(c)	all other intellectual property of any kind, whether or not protectable under patent, trade mark, copyright, design or other intellectual property laws.

TGA means the Australian Therapeutic Goods Administration, and any successor agency having substantially the same functions.

Work Order means one or more written Work Orders referencing this Agreement or otherwise attached to this Agreement and executed by both parties pertaining to the Services to be supplied by IDT under this Agreement. A template Work Order is set out in Schedule 1.

Interpretation

1.2	In this Agreement, unless the context requires another meaning:

(a)	a reference to:

(i)           the singular includes the plural and vice versa;

(ii)	a document (including this Agreement) is a reference to that document (including any Schedules and Annexures) as amended, consolidated, supplemented, novated or replaced;

(iii)	an item, Recital, clause, Schedule or Annexure is to an item, Recital, clause, Schedule or Annexure of or to this Agreement;

(iv)	a notice means a notice, approval, demand, request, nomination or other communication given by one party to another under or in connection with this Agreement;

(v)	a person (including a party) includes an individual, company, other body corporate, association, partnership, firm, joint venture, trust or government agency; and

(vi)	the words "including" or "includes" means "including, but not limited to", or "includes, without limitation" respectively;

(b)	where a word or phrase is defined, its other grammatical forms have a corresponding meaning; and

(c)	headings are for convenience only and do not affect interpretation of this Agreement.

1.3          This Agreement may not be construed adversely to a party only because that party was responsible for preparing it.

2	Term

2.1          This Agreement commences on the Commencement Date and continues for five (5) years or until the completion of any then current Work Order by IDT, unless terminated earlier in accordance with this Agreement. This Agreement may be extended by mutual agreement of the parties in writing.

3	Services and Work Orders

3.1	If at any time during the Term Prana wishes to engage IDT to provide Services to it, then subject to the parties entering a Work Order in respect of the Services, IDT agrees to provide the Services on the terms and conditions contained in this Agreement.

3.2	Each Work Order:

(a)	is incorporated herein by reference;

(b)	shall be in written form similar to the sample Work Order attached to this Agreement as Annexure A;

(c)	shall include a description of the specific services to be performed by IDT, the Deliverables, timelines, protocols, Specifications, fees and charges payable by Prana and such other details and terms as are agreed to by the parties; and

(d)	is taken to include the Quality Agreement and all applicable Specifications.

3.3	In the event of any conflict between the terms and conditions of a Work Order and a provision of this Agreement, the terms and conditions of this Agreement shall prevail unless the Work Order expressly specifies that the particular term of the Work Order takes precedence.

3.4	Any change to a Work Order must be mutually agreed and documented by IDT in a written amendment to the Work Order (a “Change Order”). When a signed Change Order is received from Prana, the Change Order shall constitute an amendment to the applicable Work Order and shall be considered part of this Agreement. No changes to a Work Order will take effect and IDT must not commence any new or changed Services unless and until it has received a signed Change Order from Prana.

4	IDT’s Obligations and Warranties

4.1	IDT will perform each Project and the associated Services at the Premises:

(a)	using suitably qualified Representatives;

(b)	using commercially reasonable endeavours to perform each Project and the associated Services in a timely manner in accordance with the Work Order;

(c)	with due care and skill and to the best of IDT’s knowledge and expertise;

(d)	in accordance with relevant local industry standards, best practice and guidelines or where none apply, relevant international industry standards, best practice and guidelines;

(e)	in accordance with cGMP, the Work Order and all Laws applicable to the operation of the Premises;

(f)	in accordance with any reasonable direction given by Prana; and

(g)	otherwise in accordance with the provisions of this Agreement.

4.2	IDT represents and warrants that:

(a)	it has the right to enter into this Agreement;

(b)	it has and will maintain the requisite licences from the FDA, TGA and all other applicable governmental, municipal and public agencies, bodies and authorities for the conduct of its business at each of its premises;

(c)	it has and will maintain all:

(i)	rights, title, licences and interests in its Existing IP;

(ii)	property, equipment and resources,

necessary to perform each Project and the associated Services;

(d)	it and its Representatives have the necessary experience, skill, knowledge and competence to perform each Project and the associated Services.

4.3	IDT will:

(a)	permit all relevant inspections by the FDA, TGA or other regulatory authorities of its premises, procedures and documentation;

(b)	notify Prana:

(i)	within three (3) Business Days of receiving any notice of inspection from the FDA, TGA or other regulatory authority only to the extent such an inspection relates to Prana’s IMP/Compounds or may impact on IDT’s ability to supply such products;

(ii)	within one (1) Business Day of receiving any request from the FDA, TGA or other regulatory authority for Prana’s IMP, Compounds, products or samples or related batch or other documentation or information;

(iii)	within one (1) Business Day of receiving any FDA Form 483 or Warning Letter or other like document from the TGA or any other regulatory authority which relates to Prana’s IMP/Compounds or which may impact on IDT’s ability to supply such products (in accordance with a Work Order) or the facilities used to produce, test or package them, and provide Prana with copies of all such letters, notices or documents and IDT’s response to them (in each case redacted, where appropriate, to exclude text not relevant to Prana or its IMP/Compounds).

4.4	IDT must:

(a)	take out and maintain during the term of this Agreement and for 12 months thereafter, appropriate public and product liability insurance policies with a reputable insurer which give coverage against all usual risks and for an amount of at least $10,000,000 per occurrence.

(b)	at Prana’s request provide Prana with certificates of currency for those policies.

5	Project Obligations

5.1	For each Project:

(a)	IDT will designate a project leader to liaise with Prana in relation to IDT’s performance of the Services and the provision of the Deliverables (the “Project Leader”); and

(b)	Prana will designate a contact who will be the point of contact for the Project Leader (the “Prana Contact”).

5.2	The parties must agree in writing on the Specifications for each Deliverable and IDT must receive written authority from the Prana Contact or Prana’s Chief Operating Officer before commencing any Sub-Project. Without such agreement and authority for a given Sub-Project, IDT must not undertake and may not charge Prana its fee for the Sub-Project or any other amount. If in relation to a given Sub-Project, Prana provides written authority to undertake the Sub-Project after the relevant commencement date specified in the Work Order, then IDT shall commence the Sub-Project as soon as is reasonably practicable thereafter.

5.3	IDT must provide the following updates and reports to the Prana Contact for each Project:

(a)	prompt email notification of any material technical or operational problems or issues encountered by IDT;

(b)	fortnightly email updates (in a format acceptable to Prana) of the work undertaken and the Results obtained for the fortnight, problems encountered by IDT, the stage of each Project or Sub-Project, as applicable that IDT is up to and any other information that would be relevant to Prana in relation to the Project; and

(c)	such reports specified in the applicable Work Order for the Project.

5.4	IDT must create a separate project folder in the applicable department directory in its computer system:

(a)	which is dedicated to Prana Projects; and

(b)	accessible only by those IDT Representatives working on such projects.

5.5	Copies of all letters, reports, memos, notes, documents and other written materials created or brought into existence by IDT in relation to each Project shall be saved electronically and stored by IDT in the Prana project folder.

5.6	All Results arising out of the Project must be recorded in a written format. The results captured in a written format must:

(a)	be maintained and signed in accordance with IDT’s information retention policies and practices; and

(b)	be made available for inspection by Prana upon request by Prana in writing.

5.7	If they have not already done so, the parties agree to put a quality agreement in place for the purpose of the Services to be undertaken by IDT under this Agreement.

5.8	On 14 days prior written notice, IDT must allow Prana to undertake an audit of its Premises, procedures actions and documentation in relation to Prana’s Projects, IMPs, Compounds and Agreement IP and IDT’s observance of obligations under this Agreement and the Quality Agreement. Prana audits shall be limited to one audit with a maximum of two (2) auditors for two (2) days (or otherwise as may be negotiated in advance and agreed by the parties) per calendar year except if Prana reasonably believes that a Cause Event has occurred or may occur in which case Prana may conduct an additional audit with 5 days prior written notice (or such shorter period of notice agreed by the parties in good faith having regard to the urgency of the situation).

5.9	If at any time during or after the termination of this Agreement, Prana requires a third party to perform any work relating to a Compound, including its manufacture, then IDT must, at the request of Prana, co-operate with Prana and the third party and provide such assistance, advice, documentation and information (including the relevant Results) as is necessary to enable the third party to perform the work requested by Prana. Prana agrees to pay all out-of-pocket expenses reasonably incurred by IDT, provided that any anticipated expenses in excess of USD$1,000 are approved by Prana in writing before they are incurred.

5.10	If any Deliverable is not produced by IDT to Specification in accordance with this Agreement as a direct result of the negligence of, or breach of GMP or any IDT Standard Operating Procedure by, IDT or any Representative of it, then Prana may reject the Deliverable and:

(a)           require that IDT promptly repeat the applicable Service/s; or

(b)	terminate the applicable Work Order in whole or in part, in which case Prana will not be liable to pay for, and IDT must immediately refund any moneys paid by Prana (if any) on account of, the Work Order or the terminated part of it, as applicable.

6	Fees and Charges

6.1	IDT shall invoice Prana in a manner consistent with the payment schedule and other terms and conditions set out in the relevant Work Order. Payment of invoices shall be due thirty (30) days after the date of each invoice.

7	GST

7.1	Except where express provision is made to the contrary, and subject to this clause, any amount that may be payable under this Agreement is exclusive of any GST. If GST is or becomes payable on a supply made under or in connection with this Agreement, an additional amount (Additional Amount) is payable by the party providing consideration for the supply (Recipient) equal to the amount of GST payable on that supply as calculated by the party making the supply (Supplier) in accordance with the GST Law.

7.2	The Additional Amount payable under clause 7.1 must be paid at the same time and in the same manner as the consideration for the supply, subject to receipt by the Recipient of a valid tax invoice.

7.3	If the rate of GST payable in respect of supplies made (or deemed to be made) in connection with this Agreement changes, the amount payable must be adjusted so that the economic benefit of this Agreement to the party receiving each payment remains the same, irrespective of the rate of GST which applies.

7.4	Notwithstanding any other provision of this Agreement, if either party is required to reimburse or indemnify the other party for any cost, expense or other amount, the amount to be reimbursed or indemnified must be reduced by any part which is recoverable as an input tax credit by the party which incurred it (or representative member of that party's GST group).

7.5	Terms used in this clause 7 (including "supply", "consideration", "representative member", "tax invoice" and "GST group") have the same meaning as defined in the GST Law.

8	Risk and Property

8.1	Property in any Products produced by IDT pursuant to a Work Order will pass to Prana upon payment for them in full. Risk in the Products will remain with IDT while in storage at IDT’s premises but will otherwise pass to Prana on despatch from its premises to Prana or Prana’s nominee.

9	Intellectual Property

9.1	The parties acknowledge and agree that all Agreement IP will vest in and be solely owned by Prana. IDT hereby assigns all of IDT’s right, title and interest (if any) in the Agreement IP to Prana with effect from the time it is generated or comes into existence.

9.2	IDT and its Representatives must give Prana all reasonable assistance and advice and execute all documents as may be required by Prana from time to time in relation to:

(a)	any assignment that may be required to transfer Agreement IP to Prana;

(b)	any applications by Prana for patents or other registrable Intellectual Property Rights in respect of the Agreement IP;

(c)	any applications, submissions or other documents that Prana seeks to file with a regulatory authority or other government department, agency or body to obtain an approval or consent in relation to its proprietary compounds;

(d)	any other purpose reasonably arising from or incidental to this Agreement.

9.3	This Agreement will not affect the ownership of a party’s Existing IP which is, and will continue to be, solely owned by that party.

9.4	IDT grants Prana a non-exclusive, perpetual, worldwide, royalty-free licence (with the right to grant sublicenses) to use, reproduce and adapt its Existing IP only to the extent necessary to enable Prana to use the Agreement IP for its business purposes.

10	Confidentiality

10.1	Each party:

(a)	acknowledges and agrees that the Confidential Information of the other party will at all times remain the exclusive property of that other party; and

(b)	undertakes to keep the Confidential Information of the other party secret and to protect and preserve the confidential nature and secrecy of that Confidential Information.

10.2	Prana agrees and acknowledges in relation to IDT Confidential Information, and IDT agrees and acknowledges in relation to Prana Confidential Information, that it:

(a)	may only use or reproduce the other party’s Confidential Information for the Approved Purposes;

(b)	must not disclose the other party’s Confidential Information to any person except as permitted by this Agreement;

(c)	must not permit unauthorised persons to have access to the other party’s Confidential Information;

(d)	must not make, or assist or permit any person (including its Representatives) to make any unauthorised use, disclosure or reproduction of the other Party’s Confidential Information;

(e)	must ensure that any person who has access to the other party’s Confidential Information does not make any unauthorised use, reproduction or disclosure of that information;

(f)	must enforce the confidentiality obligations imposed or required to be imposed by this Agreement, including diligently prosecuting at its cost any breach or threatened breach of those confidentiality obligations by a person to whom that party has disclosed the other Party’s Confidential Information and, where appropriate, making applications for interim or interlocutory relief; and

(g)	must provide assistance reasonably requested by the other party, in relation to any proceedings the other party may take against any person for unauthorised use, copying or disclosure of the other Party’s Confidential Information.

10.3	A party may disclose the other party’s Confidential Information to a Representative on a need to know basis but in each case, only to the extent necessary for the Approved Purposes, and provided the Representatives are placed under confidentiality obligations no less onerous than those set out in this Agreement.

10.4	Each party must:

(a)	establish and maintain effective security measures to safeguard the other party’s Confidential Information from access or use not authorised under this Agreement;

(b)	keep the other party’s Confidential Information under its own control;

(c)	immediately notify the other party of any suspected or actual unauthorised use, copying or disclosure of the other party’s Confidential Information;

10.5	Either party may at any time by notice in writing to the other party request the return, deletion or destruction of all Material Forms of its Confidential Information in the possession, power or control of the other party or any of its Representatives (whether or not those Material Forms were created by the other party or its Representatives) and the other party must immediately comply with such request. In the case of Prana Compounds to be returned by IDT, the parties acknowledge and agree that IDT may retain samples of any Compounds manufactured by it so that it may comply with its cGMP obligations.

10.6	The return, deletion or destruction, as applicable, of the Material Forms of Confidential Information under clause 10.5 does not release a Party from its obligations under this clause 10.

10.7	Each party acknowledges and agrees that:

(a)	its breach of this Agreement would be harmful to the business interests of the other party;

(b)	monetary damages alone would not be a sufficient remedy for a breach of this Agreement; and

(c)	in addition to any other remedy which may be available in law or equity, a party is entitled to interim, interlocutory and permanent injunctions or any of them, to prevent breach of this Agreement and to compel specific performance of it.

11	Liability

11.1	Except as expressly provided to the contrary in this Agreement, all terms, conditions, warranties, guarantees, undertakings or representations of any kind made by or on behalf of a party, prescribed by statute or implied in relation to the subject matter of this Agreement are, to the fullest extent permitted by law, excluded.

11.2	Subject to clause 11.4, IDT’s liability in respect of all and any claims arising under this Agreement in relation to a Work Order, including any breach of this Agreement by IDT or any negligence of IDT or its Representatives, cannot exceed the agreed aggregate contract price for all works specified in the Work Order.

11.3	Notwithstanding any other provision of this Agreement, neither party shall have any liability to the other for any consequential loss suffered or incurred by the other party, however arising.

11.4	Clauses 11.2 and 11.3 shall have no application to any claim arising from a breach by either party of clause 10.

11.5	Prana shall indemnify and hold harmless IDT in respect of any and all claims or demands by any third party against IDT alleging loss, damage, personal injury or death arising out of the Deliverables provided by IDT save and except for claims for loss, damage, injury or death arising directly or indirectly from any gross negligence or recklessness on the part of IDT or any intentionally harmful act or omission by IDT or any Representative of it.

12	Termination

12.1	Either party may terminate this Agreement and/or any Work Order by written notice to the other party with immediate effect from that or any later date that it may nominate if:

(a)	the other party materially breaches this Agreement and fails to remedy such breach within 30 days of receipt of notice from the first party specifying the breach and requiring it to be remedied;

(b)	the other party materially breaches this Agreement and the breach is incapable of remedy; or

(c)	an Insolvency Event happens to the other party.

12.2	Prana may terminate this Agreement and/or or any Work Order (or any part of a Work Order) by giving IDT 30 days written notice. For any incomplete Work Order, IDT must, unless otherwise directed by Prana, cease work immediately and use its commercially reasonable efforts to mitigate any reimbursable expenses or non-cancellable commitments properly incurred in accordance with this Agreement or the applicable Work Order.

12.3	Upon the termination of this Agreement or any Work Order pursuant to clauses 12.1, 12.2 or 13.2, IDT may invoice Prana for Services and reimbursable expenses and non-cancellable commitments properly performed or incurred in accordance with this Agreement and the applicable Work Order through to the date of termination (Final Invoice). In the absence of any offsetting claim, Prana agrees to immediately pay all outstanding invoices and otherwise pay the Final Invoice (or so much thereof as may be due having regard to any up-front fees already paid) within 30 days of the date of the invoice. If after raising the Final Invoice, Prana’s account is in credit, then IDT shall immediately refund the credit balance.

12.4	The expiry or termination of this Agreement will not affect or limit any accrued rights of the parties.

12.5	Clauses 1, 4.2, 4.4, 5.9, 7, 8, 9, 10, 11, 12, 15.15 and 15.16 shall survive the termination of this Agreement.

13	Force Majeure

13.1	If any party to this Agreement is unable to carry out any obligation (other than to pay money), by reason of Force Majeure, then that obligation will be suspended so far as it is affected by the Force Majeure for the duration of the Force Majeure. The party affected must promptly give written notice to the other party of the Force Majeure with full particulars thereof and so far as is known, the probable extent to which that party will be unable to perform or will be delayed in performing the obligation.

13.2	If:

(a)	performance of an obligation is prevented by Force Majeure; or

(b)	a delay caused by Force Majeure exceeds 90 days,

then either party may terminate this Agreement by written notice to the other party.

14	Notices

Requirements

14.1	All notices must be:

(a)	in legible writing and in English;

(b)	addressed to the recipient at the address or facsimile number set out below or to any other address or facsimile number that a party may notify to the other:

to IDT:

Address:	45 Wadhurst Drive Boronia Victoria 3155
Attention:	Managing Director
Facsimile no:	(03) 9801 8773

to Prana:

Address:	Level 2, 369 Royal Parade
Parkville Victoria 3052
Australia

Attention:	Dianne Angus

Facsimile no:	9348 0377

(c)	signed by the party or, where the sender is a company, by an authorised representative of the sender; and

(d)	sent to the recipient by hand, prepaid post or facsimile.

14.2	Without limiting any other means by which a party may be able to prove that a notice has been received by the other party, a notice will be considered to have been received:

(a)	if sent by hand, when left at the address of the recipient;

(b)	if sent by prepaid post, 2 days after the date of posting; or

(c)	if sent by facsimile, on receipt by the sender of an acknowledgment or transmission report generated by the sender's machine indicating that the whole facsimile was sent to the recipient's facsimile number;

but if a notice is served by hand, or is received by the recipient's facsimile, on a day that is not a Business Day, or after 5:00 pm (recipient's local time) on a Business Day, the notice will be considered to have been received by the recipient at 9.00 am (recipient's local time) on the next Business Day.

15	General provisions

Entire agreement

15.1	This Agreement and any other documents referred to in this Agreement or executed in connection with this Agreement is the entire agreement of the parties about the subject matter of this Agreement and supersedes all other representations, negotiations, arrangements, understandings or agreements and all other communications. No party has entered into this Agreement relying on any representations made by or on behalf of the other, other than those expressly made in this Agreement. For the avoidance of doubt, IDT’s terms and conditions for consulting/project work will have no application,

Further assurances

15.2	Each party must, at its own expense, whenever reasonably requested by the other party, promptly do or arrange for others to do, everything reasonably necessary or desirable to give full effect to this Agreement and the transactions contemplated by this Agreement.

Costs

15.3	Each party must pay its own costs in respect of this Agreement and the documents and transactions contemplated by this Agreement.

Subcontracting and Assignment

15.4	IDT must not subcontract the Services or assign or otherwise transfer, create any charge, trust or other interest in, or otherwise deal in any other way with any of its rights under this Agreement without the prior written consent of Prana. IDT shall remain responsible for any Services performed by any subcontractors to the same extent as if such Services were being performed by IDT itself.

Invalid or unenforceable provisions

15.5	If a provision of this Agreement is invalid or unenforceable in a jurisdiction:

(a)	it is to be read down or severed to the extent of the invalidity or unenforceability; and

(b)	that fact does not affect the validity or enforceability of the remaining provisions.

Waiver and exercise of rights

15.6	A waiver by a party of a provision of or of a right under this Agreement is binding on the party granting the waiver only if it is given in writing and is signed by the party or an authorised representative of the party granting the waiver.

15.7	A waiver is effective only in the specific instance and for the specific purpose for which it is given.

15.8	A single or partial exercise of a right by a party does not preclude another exercise of that right or the exercise of another right.

15.9	Failure by a party to exercise or delay in exercising a right does not prevent its exercise or operate as a waiver.

Amendment

15.10	This Agreement may be amended only by a document signed by all parties.

Counterparts

15.11	This Agreement may be signed in counterparts, both of which shall be deemed to be an original but when taken together shall constitute one and the same agreement and shall become effective when a counterpart has been signed by each of the parties hereto and delivered to the other (by facsimile, pdf or otherwise).

Rights cumulative

15.12	The rights, remedies and powers of the parties under this Agreement are cumulative and do not exclude any other rights, remedies or powers.

Consents and approvals

15.13	A party may give its approval or consent conditionally or unconditionally or withhold its approval or consent in its absolute discretion unless this Agreement expressly provides otherwise.

Successors and assigns

15.14	This Agreement is binding on, and has effect for the benefit of, the parties and their respective successors and permitted assigns.

Governing law

15.15	This Agreement is governed by the laws of Victoria.

15.16	Each party irrevocably and unconditionally:

(a)	submits to the non-exclusive jurisdiction of the courts of Victoria in relation to any dispute or claim arising out of or in connection with the subject matter of this agreement;

(b)	waives, without limitation, any claim or objection based on absence of jurisdiction or inconvenient forum.

Executed as an agreement

Signed for and on behalf of
IDT Australia Limited ACN 066 522 970
by its authorised representative:

Signature of authorised representative

Dr Paul D R MacLeman
Name (please print)

Managing Director
Title (please print)
Signed for and on behalf of Prana Biotechnology Ltd ACN 080 699 065 by its authorised representative:

Signature of authorised representative

Dianne Angus
Name (please print)
Chief Operating Officer
Title (please print)

ANNEXURE A

WORK ORDER NO. [#]

This Work Order No. [#] is issued pursuant to the Master Services Agreement dated [insert date of MSA] (the “MSA”) between Prana Biotechnology Ltd ACN 080 699 065 of Level 2, 369 Royal Parade, Parkville Victoria 3052 Australia (“Prana”) and IDT Australia Limited ACN 080 699 065 of 45 Wadhurst Drive, Boronia Victoria 3155 ("IDT").

Once executed by both parties, this Work Order will be incorporated into the MSA. Capitalized terms not defined in this Work Order shall have the meanings ascribed to them in the MSA.

[Work Orders will contain the following, as applicable:]

1.	Background
2.	Description of Services and Deliverables
3.	Responsibilities
4.	Project Timeline
5.	Fees, Reimbursable Expenses and Payment Schedule
6.	Any other applicable terms and conditions not covered in the MSA
7.	Exhibits to the Work Order (e.g. specifications, Quality Agreement)

WORK ORDER AGREED TO AND ACCEPTED BY:

IDT Australia Limited	Prana Biotechnology Ltd

By:	By:

Name:	Name:

Title:	Title: